3 KEYS COMMUNITIES LLC

(a Wyoming limited liability company)

Financial Statements and Independent Auditor's Report

For the inception period from June 27, 2023 through June 30, 2023



INDEPENDENT AUDITOR'S REPORT

September 25, 2023

To: 3 KEYS COMMUNITIES MANAGER LLC
Re: Inception Period Financial Statement Audit

We have audited the accompanying financial statements of 3 KEYS COMMUNITIES LLC (a limited liability company organized in Wyoming) (the "Company"), which comprise the balance sheets as of June 30, 2023, and the related statements of operations, members' equity, and cash flows for the inception period from June 27, 2023 through June 30, 2023, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations, members' equity and its cash flows for the inception period from June 27, 2023 through June 30, 2023 in accordance with accounting principles generally accepted in the United States of America.

Critical Audit Matters

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

September 25, 2023

3 KEYS COMMUNITIES LLC
BALANCE SHEET
As of June 30, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	June 30, 2023
ASSETS	
Current Assets	
Cash and cash equivalents	$ 0
Total current assets	0
Total Assets	**$ 0**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
None	$ 0
Total Current Liabilities	0
Total Liabilities	0
MEMBERS' EQUITY	
Class A membership interest	0
Class B membership interest	0
Class C membership interest	0
Total Members' Equity	0
Total Liabilities and Members' Equity	**$ 0**

3 KEYS COMMUNITIES LLC
STATEMENT OF OPERATIONS
For the inception period from June 27, 2023 through June 30, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Jun 27, 2023 - Jun 30, 2023
Revenues	$ 0
Operating expenses	
None	0
Total operating expenses	0
Net Operating Income (Loss)	0
Tax provision (benefit)	0
Net Income (Loss)	$ 0

3 KEYS COMMUNITIES LLC
STATEMENT OF MEMBERS' EQUITY
For the inception period from June 27, 2023 through June 30, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Class A Interests	Class B Interests	Class C Interests	Retained Earnings	Total Members' Equity
Balance as of July 27, 2023	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Net loss				0	0
Balance as of June 30, 2023	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**

3 KEYS COMMUNITIES LLC
STATEMENT OF CASH FLOWS
For the inception period from June 27, 2023 through June 30, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Jun 27, 2023 – Jun 30, 2023
Operating Activities	
Net Income (Loss)	$ 0
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
None	0
Net cash used in operating activities	0
Investing Activities	
None	0
Net cash used in investing activities	0
Financing Activities	
None	0
Net cash provided by financing activities	0
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	$ 0
Cash and cash equivalents at end of period	$ 0
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

NOTE 1 – NATURE OF OPERATIONS

3 KEYS COMMUNITIES LLC (which may be referred to herein as the "Company", "we," "us," or "our") was organized as a limited liability company in Wyoming on June 27, 2023. The Company is a real estate operation company that intends to raise funds and acquire and operate real estate assets.

The Company is still in an early development stage. As of June 30, 2023, the Company had not yet begun fundraising or generating cash from the operations of the business. The Company intends to open a fundraising round that provides the Company with cash for at least the next 12 months. If the Company exceeds its projected burn rate or cost calculations and cannot secure additional capital and/or on the terms acceptable to the Company, if at all, it may be required to cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company uses the United States dollar as its functional currency and has adopted December 31 as its operating year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2023, the Company faces economic uncertainty due to the economic conditions, including rising inflation and interest rates in the United States.

Concentration of Credit Risk
The Company does not yet, but will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of June 30, 2023, the Company had $0 of cash on hand.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company capitalizes its intangible assets and be amortizes them over the expected period to be benefitted, not to exceed the legal lives, which may be as long as 30 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of June 30, 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's intends to derive revenue the operation and, eventual, sale of real estate assets.

Accounts Receivable

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842*). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04").* ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"),* which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"),* as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

The Company has not yet closed on the purchase of any real estate assets. As disclosed in the Company's operating agreement, the Company intends to acquire some or all the following multi-family properties through 100 percent owned single-purpose entities:

210 W Baltimore Avenue, Las Vegas, NV 89102,
2116 Fairfield Avenue, Las Vegas, NV 89102,
224, 226-227, 230-232, 234, 240 W St. Louis Avenue, Las Vegas, NV 89102
1163 Blankenship Avenue, Las Vegas, NV 89106,
230, 234, 238, 248 W Chicago Avenue, Las Vegas, NV 89102
216 Philadelphia Avenue, Las Vegas, NV 89102
1001 G Street, Las Vegas, NV 89106,
1101 G Street, Las Vegas, NV 89106,
828 F Street, Las Vegas, NV 89106,
1201 D Street, Las Vegas, NV 89106,
704 W Adams, Las Vegas, NV 89106,
1312 C Street, Las Vegas, NV 89106,
602 W McWilliams Avenue, Las Vegas, NV 89106
2215 E Nelson Avenue, Las Vegas, NV 89030,

NOTE 5 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company has not yet filed the required federal or state tax returns.

The Company will be subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 6 – EQUITY

Membership Interests
The Company has provided for Class A, Class B and Class C membership interests. As of June 30, 2023, no Class A or Class B interests have been issued. Class A and Class B interests comprise the Investor Class. The Investor Class of shares in entitled to 70 percent of the Company's membership interests while the Class C members are entitled to the remaining 30 percent.

Additionally, the Company's operating agreement provides that the Investor Class receives a preferred return of cash flow upon distribution. Further details of the calculation of the distribution preferences afforded the Investor Class and Class C membership can be found in the Company's operating agreement.

NOTE 7 – DEBT

As of June 30, 2023, the Company had not incurred any borrowings but the Company may procure financing to purchase the real estate assets.

NOTE 8 – RELATED PARTY TRANSACTIONS

As of June 30, 2023, the Company does not have any transactions with related parties. If or when the Company engages in such transactions, there is no guarantee that the terms are arm's length.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any material operating leases as of June 30, 2023.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The Company does not believe it has incurred any contingent expenses.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2023, the Company is not subject to litigation.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The accompanying financial statements do not include any adjustments that might result from uncertainty that the Company may not be able to continue as a going concern if it exhausts its cash resources pursuing profitable operations.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates conducting an offering and sell shares of its Class A and Class B interests stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation CF promulgated thereunder. The details of this offering have not yet been finalized.

Initial Fundraising
After the balance sheet date but prior to the date the financial statements were issued, the Company has raised $3,310,000 in securities.

Management's Evaluation
Management has evaluated subsequent events through September 25, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.